Mail Stop 3720

January 4, 2007

Mr. Pedro Lucas Antón Lázaro
Chief Financial Officer
Telecomunicações de São Paulo S.A. - Telesp
Rua Martiniano de Carvalho, 851- 21° andar
01321-001 São Paulo, SP, Brasil

   Re: **Telecomunicações de São Paulo S.A. - Telesp**
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed April 12, 2006
     File No. 001-14475

Dear Mr. Lázaro:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         Larry Spirgel
         Assistant Director